As filed with the Securities and Exchange Commission on July 31, 2009

Registration No. _____

===

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WATAIRE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Washington   **91-2060082**
(State or other jurisdiction   (IRS Employer Identification No.)
of incorporation or organization)

_____

3rd Floor, 21900 Burbank Boulevard
Woodland Hills, California   91367
(Address of principal executive offices)

_____

2009 Non-Qualified
Service Providers Compensation Plan

(Full Titles of Plan)

_____

Robert Rosner
3rd Floor, 21900 Burbank Boulevard
Woodland Hills, California   91367
(Name and address of agent for service)

1

(877) 602 - 8985
(Telephone number, including area code of Agent for Service)
_____

Copies to:
Guy K. Stewart, Jr. , Esq.
502 Palm Street – Number 5
West Palm Beach, Florida 33401
(561) 659 - 1810

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☒
                                    (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee
Common Stock, $.0001 Par Value Per Share	7,700,000 Shares	$ 0.02	$ 154,000	$ _8.59_____

(*) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act. The offering price per share is based upon the reported average of the high and low bid prices of the Company's common stock on July 31, 2009, in the OTC Bulletin Board.:

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PROSPECTUS

WATAIRE INTERNATIONAL, INC.

7,700,000 Shares of Common Stock

This prospectus relates to the offer and sale by Wataire International, Inc. of 7,700,000 shares of its $0.001 par value per share common stock to attorneys associated with Wataire International, Inc. pursuant to the 2009 Non-Qualified Service Providers Compensation Plan (the "Service Providers Stock Plan"). Pursuant to the Service Providers Stock Plan, Wataire International, Inc. is registering hereunder, based upon received services and shares of common stock already issued, a total of 7,700,000 shares of common stock.

The common stock is not subject to any restriction on transferability. Recipients of shares other than persons who are "affiliates" of Wataire International, Inc. within the meaning of the Securities Act of 1933 (the "Act") may sell all or part of the shares in any way permitted by law, including sales in the over-the-counter market at prices prevailing at the time of such sale. The common stock is traded on the OTC Bulletin Board under the symbol "WATR."

These Securities Have Not Been Approved Or Disapproved By The Securities And Exchange Commission Nor Has The Commission Passed Upon The Accuracy Or Adequacy Of This Prospectus. Any Representation To The Contrary Is A Criminal Offense.

The date of this prospectus is July 31, 2009

This prospectus is part of a registration statement which was filed and became effective under the Securities Act of 1933, as amended (the "Securities Act"), and does not contain all of the information set forth in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act. The statements in this prospectus as to the contents of any contract or other documents filed as an exhibit to either the registration statement or other filings by Wataire International, Inc. with the Commission are qualified in their entirety by reference thereto.

A copy of any document or part thereof incorporated by reference in this prospectus but not delivered herewith will be furnished without charge upon written or oral request. Requests should be addressed to: Wataire International, Inc., 3rd Floor, 21900 Burbank Boulevard, Woodland Hills, California 91367. Wataire International, Inc.'s telephone number is: (877) 602 - 8985.

Wataire International, Inc. is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Commission. These reports, as well as the proxy statements and other information filed by Wataire International, Inc. under the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549-0405. In addition, the Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

No person has been authorized to give any information or to make any representation, other than those contained in this prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by Wataire International, Inc. This prospectus does not constitute an offer or a solicitation by anyone in any state in which such is not authorized or in which the person making such is not qualified or to any person to whom it is unlawful to make an offer or solicitation.

Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been a change in the affairs of Wataire International, Inc. since the date hereof.

TABLE OF CONTENTS

Item 9.	Undertakings

Signatures


PART 1

**INFORMATION REQUIRED IN THE SECTION 10(a)
PROSPECTUS**


Item 1. The Plan Information.

The Company

Wataire International, Inc. has its principal executive offices at 3rd Floor, 21900 Burbank Boulevard, Woodland Hills, California 9136. Wataire International, Inc.'s telephone number is (877) 602 - 8985.

Purpose

Wataire International, Inc. has issued shares of common stock to the Quintana Law Group, APC, counsel and providers of legal services to Wataire (500,000 shares); as well as to Homer Pateridis - providers of web site design services (2,500,000 shares); Sylvain Amyot – providrrs of product marketing services (3,900,000 shares); and Kenny NG – providers of bookkeeping services (800,000 shares), and Wataire International, Inc. is registering these shares of common stock pursuant to the Service Providers Stock Plan, which has been approved by the Board of Directors of Wataire International, Inc. The Service Providers Stock Plan is intended to provide a method whereby Wataire International, Inc. will cover the costs of services provided by these entities, thereby advancing the interests of Wataire International, Inc. and all of its stockholders. A copy of the Service Providers Stock Plan has been filed as an exhibit to this registration statement.

Common Stock and Options

The Board has authorized the registration of 7,700,000 shares of the common stock at $0.02 per share upon effectiveness of this registration statement. The price per share was calculated as follows: Closing stock price as of July 31, 2009, is $0.04. Fifty percent multiplied by $0.04 equals the price per share of $0.02 (50% x $0.04= $0.02).

No Restrictions on Transfer

Recipients of shares of common stock will become the record and beneficial owner of the shares of common stock upon issuance and delivery and are entitled to all of the rights of ownership, including the right to vote any shares awarded and to receive ordinary cash dividends on the common stock.

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Tax Treatment to the Recipients

The common stock is not qualified under Section 401(a) of the Internal Revenue Code. Therefore, a recipient will be required for federal income tax purposes to recognize compensation during the taxable year of issuance. Accordingly, absent a specific contractual provision to the contrary, the recipient will receive compensation taxable at ordinary rates equal to 50% of the fair market value of the shares ($0.02 per share on the date of issuance). Each recipient is urged to consult his tax advisors on this matter.

Tax Treatment to the Company

The amount of income recognized by a recipient hereunder in accordance with the foregoing discussion will be a tax deductible expense by Wataire International, Inc. for federal income tax purposes in the taxable year of Wataire International, Inc. during which the recipient recognizes income.

Restrictions on Resale

In the event that an affiliate of Wataire International, Inc. acquires shares of common stock hereunder, the affiliate may be subject to Section 16(b) of the Exchange Act. Further, in the event that any affiliate acquiring shares hereunder has sold or sells any shares of common stock in the six months preceding or following the receipt of shares hereunder, any so called "profit", as computed under Section 16(b) of the Exchange Act, may be required to be disgorged from the recipient to Wataire International, Inc. Services rendered have been recognized as valid consideration for the "purchase" of shares in connection with the "profit" computation under Section 16(b) of the Exchange Act. Wataire International, Inc. has agreed that for the purpose of any "profit" computation under Section 16(b), the price paid for the common stock issued to affiliates is equal to the value of services rendered. Shares of common stock acquired hereunder by persons other than affiliates are not subject to Section 16(b) of the Exchange Act.

Item 2. Registrant Information and Plan Annual Information

A copy of any document or part thereof incorporated by reference in this registration statement but not delivered with this prospectus or any document required to be delivered pursuant to Rule 428(b) under the Securities Act will be furnished without charge upon written or oral request. Requests should be addressed to: Wataire International, Inc., 3rd Floor, 21900 Burbank Boulevard,Woodland Hills, California 91367. The telephone number is (877) 602 - 8985.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), File No. 000-49955, are hereby incorporated by reference in this Registration Statement:

(a)   The Company's Annual Report on Form 10-K for the year ended March 31, 2009, as filed with the Commission on July 24, 2009.

(b)   The Company's latest Quarterly Report on Form 10-Q for the quarter ended December 31, 2008.

(c)   The reports of the Company filed pursuant to Section 13 (a) or 15 (d) of the Exchange Act since the fiscal year ended December 31, 2007.

(d)   All other documents filed by the Company after the date of this registration statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute

Item 4. Description of Securities.

The Class of Securities being registered pursuant to the Service Providers Stock Plan are registered securities under Section 12 of the Exchange Act.

The Registrant's Articles of Incorporation, as amended, authorize the issuance of 100,000,000 shares of the Registrant's Common Stock, Par Value $0.0001 per share, of which approximately 91,110,123 of such shares are currently Issued and Outstanding, and of 20,000,000 shares of Preferred Stock, Par Value $0.0001 per share, of which approximately 27,501 of such shares are currently Issued and Outstanding

The Registrant's Common Stock has no preemptive, conversion or redemption rights or sinking fund provisions, and all of the Issued and Outstanding shares of the Registrant's Common Stock are dully, issued, fully paid, and non-assessable.

Holders of the Registrant's Common Stock are entitled to one vote, in person or by proxy, for each share of the Registrant's Common Stock held of record in the stockholder's name on the books of the Registrant as of the record date on any matter submitted to the vote of the stockholders. Cumulative voting in the election of directors is not available to stockholders of the

Registrant. Each share of the Registrant's Common Stock has the same rights, privileges and preferences as every other share and will share equally in the Registrant's net assets upon liquidation or dissolution after satisfaction of liabilities.

The Registrant's stockholders are entitled to dividends when, and if, declared by the Registrant's board of directors out of funds legally available therefor, and after satisfaction of the prior rights of holders of any outstanding preferred stock, if any (subject to certain restrictions on payment of dividends imposed by the laws of the State of Washington).

Item 5. Interests of Named Experts and Counsel.

The financial statements of Wataire International, Inc. are incorporated by reference in this prospectus as of and for the year ended March 31, 2009, and have been audited by Gruber & Company, LLC., independent certified public accountants, as set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

Guy K. Stewart, Jr. , Esq. has rendered an opinion on the validity of the securities being registered.

Item 6. Indemnification of Directors and Officers.

The statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Registrant is or may be insured or indemnified against any liability which he may incur in that capacity, are as follows:

A.   Sections 23B.08.510, *et seq.,*of the Revised Code of Washington ("RCW") offer limitation of liability protection for officers and directors, indemnification protection of officers, directors, employees and agents of a Nevada corporation, and provide that Washington corporations may purchase insurance to protect directors, officers, employees and agents. Unless the corporation's articles of incorporation provide otherwise, they generally provide that:

Section 23B.08.510 permits a corporation to indemnify any of its directors, officers, employees and agents against the reasonable costs and expenses arising from claims, suits and proceedings if such persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea *of nolo contendere* or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

Notwithstanding the foregoing, in an action by or in the right of the corporation, no indemnification may be made in respect of any claim, issue or matter, as to which such person is adjudged to be liable to the corporation or in connection with any other proceeding charging

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improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Under RCW Section 23B.08.530,

(1)   a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if

(a)   the director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in RCW 23B.08.510; and

(b)   the director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

(2)   the undertaking required by subsection (1) (b) of Section 23B.08.530 must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

(3)   authorization of payments under RCW Section 23B.08.530may be made by provision in the articles of incorporation or bylaws, by resolution adopted by the shareholders or board of directors, or by contract.

Under RCW Section 23B.08.540, unless a corporation's articles of incorporation provide otherwise, a director of a corporation who is a party to a proceeding may apply for indemnification or advance of expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification or advance of expenses if it determines:

(1)   the director is entitled to mandatory indemnification under RCW 23B.08.520, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification;

(2)   the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in RCW 23B.08.510 or was adjudged liable as described in RCW 23B.08.510 (4), but if the director was adjudged so liable the director's indemnification is limited to reasonable expenses incurred unless the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders pursuant to RCW 23B.08.560 provides otherwise; or

(3)   in the case of an advance of expenses, the director is entitled pursuant to

the articles of incorporation, bylaws, or any applicable resolution or contract, to payment or reimbursement of the director's reasonable expenses incurred as a party to the proceeding in advance of final disposition of the proceeding.

Under RCW Section 23B.08.550,

(1)   a corporation may not indemnify a director under RCW 23B.08.510 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in RCW 23B.08.510.

(2)   the determination shall be made:

(a)   by the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(b)   If a quorum cannot be obtained under paragraph (a) of this subsection (2) of Section 23B.08.550 by majority vote of a committee duly designated by the board of directors, in which designation directors who are parties may participate, consisting solely of two or more directors not at the time parties to the proceeding;

(c)   By special legal counsel:

(i)   Selected by the board of directors or its committee in the manner prescribed in paragraphs (a) or (b) of this subsection (2) of Section 23B.08.550; or

(ii)   If a quorum of the board of directors cannot be obtained under paragraph (a) of this subsection (2) of Section 23B.08.550, and a committee cannot be designated under paragraph (b) of this subsection (2) of Section 23B.08.550, selected by majority vote of the full board of directors, in which selection directors who are parties may participate; or

(d)   By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

(3)   authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection (2) (c) of Section 23B.08.550 to select counsel.

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Under RCW Section 23B.08.560,

  (1) if authorized by the articles of incorporation, a bylaw adopted or ratified by the shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, a corporation shall have power to indemnify or agree to indemnify a director made a party to a proceeding, or obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations in RCW 23B.08.510 through 23B.08.550, provided that no such indemnity shall indemnify any director from or on account of:

    (a) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

    (b) conduct of the director finally adjudged to be in violation of RCW 23B.08.310; or

    (c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

  (2) unless the articles of incorporation, or a bylaw or resolution adopted or ratified by the shareholders, provide otherwise, any determination as to any indemnity or advance of expenses under this subsection (1) of Section 23B.08.560shall be made in accordance with RCW 23B.08.550.

Under RCW Section 23B.08.570,

  (1) an officer of the corporation who is not a director is entitled to mandatory indemnification under RCW 23B.08.520, and is entitled to apply for court-ordered indemnification under RCW 23B.08.540, in each case to the same extent as a director;

  (2) the corporation may indemnify and advance expenses under RCW 23B.08.510 through 23B.08.560 to an officer, employee, or agent of the corporation who Is not a director to the same extent as to a director; and

  (3) A corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with law, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

Under RCW Section 23B.08.580,

  (1) a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or

who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify the individual against the same liability under RCW 23B.08.510 or 23B.08.520.

Under RCW Section 23B.08.590,

(1)   a provision treating a corporation's indemnification of or advance for expenses to directors that is contained in its articles of incorporation, bylaws, a resolution of its shareholders or board of directors, or in a contract or otherwise, is valid only if and to the extent the provision is consistent with RCW 23B.08.500 through 23B.08.580. If articles of incorporation limit indemnification or advance for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles of incorporation.

(2)   RCW 23B.08.500 through 23B.08.580 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

Under RCW Section 23B.08.600,

(1)   If a corporation indemnifies or advances expenses to a director under RCW 23B.08.510, 23B.08.520, 23B.08.530, 23B.08.540, or 23B.08.560 in connection with a proceeding by or in the right of the corporation, the corporation shall report the indemnification or advance in the form of a notice to the shareholders delivered with or before the notice of the next shareholders' meeting.

B.   The Registrant's Articles of Incorporation provide that its directors and officers shall be indemnified to the fullest extent permissible under the law of the State of Washington.

C.   The Registrant's By-Laws provide that its directors and officers shall be indemnified to the fullest extent permissible under the law of the State of Washington.

D.   The Registrant has been advised that in the opinion of the SEC, insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant's directors, officers and controlling persona pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than the Registrant's payment of expenses incurred or paid by its director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

E. At present, there is no pending litigation or proceeding involving any of the Registrant's directors, officers or employees in which indemnification is sought, nor is the Registrant aware of any threatened litigation that my result in claims for indemnification.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

Exhibit Number	**Document Description**
5.1*	Opinion of Guy K. Stewart, Jr., Esq., Counsel to the Registrant, regarding the legality of the Common Stock being registered.
10.1*	2009 Non-Qualified Service Providers Compensation Plan.
23.1*	Consent of Guy K. Stewart, Jr., Esq., Counsel to the Registrant. (Included in Exhibit 5.1)
23.2*	Consent of Gruber & Company LLC, Independent Auditors.

----
* Filed herewith.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement–notwithstanding the foregoing, any

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increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; *provided, however* , that clauses (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference into this Registration Statement, or is contained in a form of prospectus field pursuant to Rule 424(b) that is a part of this Registration Statement;

2.   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof; and

3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Wataire International, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Woodland Hills, California, on July 31, 2009.

WATAIRE INTERNATIONAL, INC.

By: /s/ Robert Rosner
Robert Rosner, President, Chief
Executive, and Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on July 31, 2009.

Signature	Title
/s/ Robert Rosner	President, Chief Executive, Secretary, and Director (Chief Executive Officer)
/s/ Thomas Braid	Treasurer, Chief Financial Officer, and Director (Chief Financial Officer)

INDEX TO EXHIBITS

Exhibit Number	Document Description
5.1*	Opinion of Guy K. Stewart, Jr., Esq., Counsel to the Registrant, regarding the legality of the Common Stock being registered.
10.1*	2009 Non-Qualified Service Providers Compensation Plan (the "Service Providers Stock Plan")..
23.1*	Consent of Guy K. Stewart, Jr., Esq., Counsel to the Registrant. (Included in Exhibit 5.1)
23.2*	Consent of Gruber & Company LLC, Independent Auditors.

EXHIBIT 5.1

OPINION OF GUY K. STEWART, JR., ESQ.,

GUY K. STEWART, JR.
ATTORNEY AT LAW
502 PALM STREET, NUMBER 5
WEST PALM BEACH, FLORIDA 33401
TELEPHONE (561) 659 - 1810 FACSIMILE (561) 659 - 3888
e-mail: e-mail: gkslaw@bellsouth.net

July 31, 2009

The Board of Directors
Wataire International, Inc.
3rd Floor
21900 Burbank Boulevard
Woodland Hills, California 91367

Dear Ladies and Gentlemen:

As set forth in the Registration Statement on Form S-8 (the "Registration Statement") to be filed by Wataire International, Inc., a Washington corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), relating to 7,700,000 shares (the "Shares") of Common Stock, Par Value $0.0001 per share, of the Company (the "Common Stock") issuable pursuant to the 2009 Non-Qualified Service Providers Compensation Plan (the "Service Providers Stock Plan"), certain legal matters in connection with the Shares subject to original issuance by the Company therewith are being passed upon for you by me.

In connection with this opinion, I have examined all documents, records, certificates and matters of law as in my judgment are necessary or appropriate to enable me to render the opinion expressed below. In giving the opinions below, I have assumed that the signatures on all documents examined by me are genuine, that all documents submitted to me as originals are accurate and complete, that all documents submitted to me as copies are true and correct copies of the originals thereof and that all information submitted to me was accurate and complete.

In addition, I have assumed for purposes of this opinion

(a)   that the consideration received by the Company for the Shares will not be less than the par value of the Shares;

(b)   that persons who will be issued Shares pursuant to the Service Providers Stock Plan

(i)   will be natural persons;

(ii)   will provide bona fide services to the Registrant; and

(iii)   will not provide services connection with the offer or sale of securities or for capital-raising transactions for the Company, and are not persons whose services will directly or indirectly promote or maintain a market for the registrant's securities.

Based upon the foregoing, and subject to the qualifications set forth above, I am of the opinion that the Shares, if issued and sold as described in the Registration Statement: (i) will have been duly authorized, legally issued, fully paid and non-assessable, (ii) when issued, will be a valid and binding obligation of the Company, and (iii) do not require a permit from any governmental agency.

This opinion does not cover any matters related to any re-offer or re-sale of the Shares by the Beneficiaries of the Service Providers Stock Plan.

My opinion is subject to the qualification that no opinion is expressed herein as to the application of the state securities or Blue-Sky laws.

This Opinion is furnished by me as counsel to you and is solely for your benefit. Neither this opinion nor copies hereof may be relied upon by, delivered to, or quoted in whole or in part to any governmental agency or other person without our prior written consent.

I am a member of the bar of the State of Florida, and the opinion set forth herein is limited to matters governed by the Federal laws of the United States of America.

This opinion is being furnished to you solely for your benefit in connection with the filing of the Registration Statement pursuant to the Act and the Rules and Regulations and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose, without my prior written consent.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to this opinion under the caption "Legal Opinion" therein.

/s/ Guy K. Stewart, Jr.

July 31, 2009

EXHIBIT 10.1

2009 NON-QUALIFIED SERVICE PROVIDERS
COMPENSATION PLAN

WATAIRE INTERNATIONAL, INC.

2009 NON-QUALIFIED SERVICE PROVIDERS COMPENSATION PLAN

1.   **Purpose of Plan**

This 2009 Non-Qualified Service Providers Compensation Plan (the "Plan") of Wataire International, Inc. (the "Company") for providers of legal, bookkeeping, marketing, and other services to the Company, is intended to advance the best interests of the Company by providing those persons who have the task of advancing the interests of Wataire International, Inc. and all of its stockholders with an additional incentive by increasing their proprietary interest in the success of the Company, thereby encouraging them to maintain their relationships with the Company.

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2.   Definitions

For Plan purposes, except where the context might clearly indicate otherwise, the following terms shall have the meanings set forth below:

"Board" shall mean the Board of Directors of the Company.

"Committee" shall mean the Compensation Committee, or such other committee appointed by the Board, which shall be designated by the Board to administer the Plan, or the Board if no committees have been established. The Committee shall be composed of one or more persons as from time to time are appointed to serve by the Board.

"Common Shares" shall mean the Company's Common Shares, $0.0001 par value per share, or, in the event that the outstanding Common Shares are hereafter changed into or exchanged for different shares of securities of the Company, such other shares or securities.

"Common Stock" shall mean shares of common stock which are issued by the Company pursuant to **Section 5**, below.

"Common Stock Agreement" mans an agreement executed by a Common Stockholder and the Company, or, alternatively, a board resolution setting forth the terms of issuance, as contemplated by **Section 5**, below, which imposes on the shares of Common Stock held by the Common Stockholder such restrictions as the Board or Committee deem appropriate.

"Common Stockholder" means any person who provides legal, bookkeeping, and marketing services to the Company or other person(s) to whom shares of Common Stock are issued pursuant to this Plan.

"Company" shall mean Wataire International, Inc., a Washington corporation, and any subsidiary corporation of Wataire International, Inc.

"Fair Market Value" shall mean, with respect to the date a given stock compensation is granted, the average of the highest and lowest reported sales prices of the Common Shares, as reported by such responsible reporting service as the Committee may select, or if there were not transactions in the Common Shares on such day, then the last preceding day on which transactions took place. The above withstanding, the Committee may determine the Fair Market Value in such other manner as it may deem more equitable for Plan purposes or as is required by applicable laws or regulations. The Fair Market Value for purposes of the issuance of common stock under this plan has been established to be 50% of $0.04 per share on July 31, 2009 ($0.02).

3.   Administration of the Plan

3.1   The Committee shall administer the Plan and accordingly, it shall have full power to grant Common Stock, construe and interpret the Plan, establish rules and regulations and perform all other acts, including the delegation of administrative responsibilities, it believes reasonable and proper.

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3.2   The determination of those eligible to receive Common Stock, and the amount, type and timing of each issuance and the terms and conditions of the Common Stock Agreements shall rest in the sole discretion of the Committee, subject to the provisions of the Plan.

3.3   The Board, or the Committee, may correct any defect, supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it shall deem necessary to carry it into effect.

3.4   Any decision made, or action taken, by the Committee or the Board arising out of or in connection with the interpretation and administration of the Plan shall be final and conclusive.

3.5   Meetings of the Committee shall be held at such times and places as shall be determined by the Committee. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the vote of a majority of those members present at any meeting shall decide any question brought before that meeting. In addition, the Committee may take any action otherwise proper under the Plan by the affirmative vote, taken without a meeting, of a majority of its members.

3.6   No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on his own part, including, but not limited to, the exercise of any power or discretion given to him under the Plan, except those resulting from his own gross negligence or willful misconduct.

4.   **Shares Subject to the Plan**

The total number of shares of the Company available for issuance of Common Stock under the Plan shall be 7,700,000 Common Shares, subject to adjustment in accordance with **Article 7** of the Plan, which shares may be either authorized but unissued or reacquired Common Shares of the Company.

5.   **Award Of Common Stock**

5.1   The Board or Committee from time to time, in its absolute discretion, may award Common Stock to persons who provides legal, bookkeeping, and marketing services to the Company and such other persons as the Board or Committee may select.

5.2   Common Stock shall be issued only pursuant to a Common Stock, Board Resolution, or Common Stock Agreement, which shall be executed by the Common Stockholder, unless by Board Resolution, and the Company and which shall contain such terms and conditions as the Board or Committee shall determine consistent with this Plan, including such restrictions on transfer as are imposed by Common Stock Agreement.

5.3   Upon delivery of the shares of Common Stock to the Common Stockholder, below, the Common Stockholder shall have, unless otherwise provided by the Board or Committee, all the rights of a stockholder with respect to said shares, subject to the restrictions in the Common Stock or Common Stock Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Common Stock.

5.4   All shares of Common Stock issued under this Plan (including any shares of Common Stock and other securities issued with respect to the shares of Common Stock as a result of stock dividends, stock splits or similar changes in the capital structure of the Company) shall be subject to such restrictions as the Board or Committee shall provide, which restrictions may include, without limitation, restrictions concerning voting rights, transferability of the Common Stock and restrictions based on duration of employment with the Company, Company performance and individual performance; *provided, however*, that the Board or Committee may, on such terms and conditions as it may determine to be appropriate, remove any or all of such restrictions. Common Stock may not be sold or encumbered until all applicable restrictions have terminated or expire. The restrictions, if any, imposed by the Board or Committee or the Board under this **Section 5** need not be identical for all Common Stock and the imposition of any restrictions with respect to any Common Stock shall not require the imposition of the same or any other restrictions with respect to any other Common Stock.

6.   Adjustments or Changes in Capitalization

6.1   In the event that the outstanding Common Shares of the Company are hereafter changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend, within 6 months from the date hereof, and assuming the shares issued pursuant to this plan are still owned or fully controlled by the issuee under this plan, then in that event there shall be a like adjustment in the number of shares held by such issuee.

6.2   The foregoing adjustments and the manner of application of the foregoing provisions shall be determined solely by the Committee, whose determination as to what adjustments shall be made and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under the Plan on account of any such adjustments.

7.   Government and Other Regulations

The obligation of the Company to issue, transfer and deliver Common Shares under the Plan shall be subject to all applicable laws, regulations, rules, orders and approval which shall then be in effect and required by the relevant stock exchanges on which the Common Shares are traded and by government entities as set forth below or as the Committee in its sole discretion shall deem necessary or advisable.

8.   Miscellaneous Provisions

8.1   Any expenses of administering this Plan shall be borne by the Company.

8.2   Initially, the place of administration of this Plan shall be in the State of Washington, or such other place as determined from time to time by the Board, and the validity, construction, interpretation, administration and effect of the Plan and of its rules and regulations, and rights relating to the Plan, shall be determined solely in accordance with the laws of the State of Washington.

8.3   In addition to such other rights of indemnification as they may have as members of the Board or the Committee, the members of the Committee shall be indemnified by the Company against all costs and expenses reasonably incurred by them in connection with any action, suit or proceeding to which they or any of them may be party by reason of any action taken or failure to act under or in connection with the Plan against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except a judgment based upon a finding of bad faith; provided that upon the institution of any such action, suit or proceeding a Committee member shall, in writing, give the Company notice thereof and an opportunity, at its own expense, to handle and defend the same, with counsel acceptable to the recipient, before such Committee member undertakes to handle and defend it on his own behalf.

9.   Written Agreement

The Common Shares issued hereunder shall be embodied in a board resolution which shall constitute a written Common Stock Agreement shall be subject to the terms and conditions prescribed above and shall be signed by the recipient and by the President or any Vice President of the Company, for and in the name and on behalf of the Company.

EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated July 22, 2009, relating to the consolidated financial statements appearing in the Company's Annual Report on Form 10-K for the year ended March 31, 2009.

/s/ Gruber & Company LLC

Gruber & Company LLC

St. Louis, Missouri

July 31, 2009